UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Cook, Jr., Joseph C.
   c/o Dura Pharmaceuticals, Inc.
   7475 Lusk Blvd.
   San Diego, CA  92121
   USA
2. Issuer Name and Ticker or Trading Symbol
   Dura Pharmaceuticals, Inc.
   DURA
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   3-31-98
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock               |3-24-9|M   | |10,000            |A  |$7.47      |                   |      |                           |
                           |8     |    | |                  |   |           |                   |      |                           |
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                           |3-24-9|J(3)| |10,000            |D  |n/a        |                   |      |                           |
                           |8     |    | |                  |   |           |                   |      |                           |
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                           |3-24-9|J(3)| |3,333             |A  |n/a        |5,333              |D     |                           |
                           |8     |    | |                  |   |           |                   |      |                           |
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                           |      |    | |                  |   |           |0                  |I     |(4)                        |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Stock Option (right to|$7.47 (1|3-24-|M   | |10,000(1)  |D  |(2)  |05-25|Common Stock|10,000(|       |0           |I  |(4)         |
 buy)                 |)       |98   |    | |           |   |     |-05  |            |1)     |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Adjusted to reflect Issuer's 2-for-1 Common Stock split effective
7-1-96.
(2) 36,000 options were exercisable 5-25-95, and the remaining 64,000 options became exercisable during the term of certain consulting services rendered by Life Science Advisors, Inc. to the
Issuer.
(3) Distribution of shares held by Life Science Advisors, LLC to its principals, one of whom is the reporting person.
(4) The reporting person is one of several principals of Life Sciences Advisors and has elected to report as indirectly benefically owned the entire number of securities beneficially owned by Life Science Advisors. The reporting person disclaims beneficial ownership of any securities, and any proceeds thereof, that exceed his pecuniary interest therein, and/or that are not actually distributed to him.
SIGNATURE OF REPORTING PERSON
/s/ Joseph C. Cook, Jr.
DATE
April 3, 1998